FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 001-15276

Banco Itaú Holding Financeira S.A.
(Itau Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Rua Boa Vista, 176
01014-919 Sao Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:	☒	Form 40-F:	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:	☐	No:	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________________.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itaú Holding Financeira S.A.
(Registrant)

Date: November 3, 2005	By:	/s/ Alfredo Egydio Setubal

	Name:	Alfredo Egydio Setubal
	Title:	Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho

	Name:	Silvio Aparecido de Carvalho
	Title:	Chief Accounting Officer

EXHIBIT INDEX

99.1	Results of 3rd Quarter 2005.